UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE            `
                               `
                                                            April 3, 2020

Ryan Levenson
Privet Fund Management LLC
79 West Paces Ferry Road
Suite 200B
Atlanta, Georgia 30305

        Re:      Synalloy Corporation
                 PRRN14A preliminary proxy statement filing made on Schedule
14A
                 Filed on April 2, 2020 by Privet Fund LP, et al.
                 File No. 001-05200

Dear Mr. Levenson:

       We have reviewed the above-captioned filing, and have the following comments. All defined terms used herein have the same meaning as in the proxy statement filed under cover of
Schedule 14A. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing, and any information you provide in response to these comments, we may have additional comments.

Amendment Number One to Preliminary Proxy Statement filed under cover of
Schedule 14A

Proposal One   Election of Directors, pages 22-25

     1. We note that the Stockholder Group has nominated five Nominees, notwithstanding the fact that Synalloy's Board of Directors is comprised of eight directors and the registrant's preliminary proxy statement includes eight nominees. Please clarify the
        Stockholder Group's reasons for nominating fewer than eight Nominees. See Item 7(b)
        of Schedule 14A and Instruction 4 to paragraph (a) of Item 401 of Regulation S-K.

Quorum; Broker Non-Votes; Discretionary Voting, pages 28-29

     2. Refer to the following statement on page 28: "Shares represented by `broker non-votes'
        also are counted as present and entitled to vote for purposes of determining a quorum."
        We note, however, that the disclosure page 20 of the registrant's preliminary proxy statement indicates that "[b]roker non-votes will not be counted as present for purposes
 Ryan Levenson
c/o Privet Fund Management LLC
April 3, 2020
Page | 2

        of determining a quorum." Please provide the legal basis for your determination that broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum, or revise to conform to the registrant's description of the effect of broker non-votes for purposes of determining a quorum.

                                        *       *       *

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3266.

                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions

cc: Steve Wolosky, Esq.
Ryan Nebel, Esq.